ALOAK CORP. CDNX-AOK
300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

FILE No.
82-4221

02055276

September 27, 2002

02 OCT -8 AM 11:29

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated September 27, 2002

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

B. O'Neill

PER: BARBARA O'NEILL
SECRETARY

Enclosures

dw 10/9

FOR IMMEDIATE RELEASE

ALOAK CORP.

FILE No. 82-4221

Aloak Announces the Termination of Agreements With Jack Ross

London ON – September 27, 2002 - Aloak Corp. ("Aloak") announces today that for reasons unrelated to Aloak's business, Mr. Jack Ross, a Director of Aloak, is unable to complete the agreement, announced on July 11, 2002, to provide management services as President and Chief Operating Officer and the capital investment in the Company's operating subsidiary, Aloak Inc.

NRDepot, one of Mr. Ross's retail video operations, continues to be an important customer of Aloak and we look forward to continued expansion of that business and our relationship with Mr. Ross going forward.

Clyde Beattie, CEO of Aloak Corp. has assumed direct responsibility for management of the Company's subsidiaries, Aloak Inc. and ISMG Inc. and we look forward to continuing to build on recent operational and marketing progress.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

FOR IMMEDIATE RELEASE

ALOAK CORP.

FILE No. 82-4221

Aloak Announces the Termination of Agreements With Jack Ross

London ON – September 27, 2002 - Aloak Corp. ("Aloak") announces today that for reasons unrelated to Aloak's business, Mr. Jack Ross, a Director of Aloak, is unable to complete the agreement, announced on July 11, 2002, to provide management services as President and Chief Operating Officer and the capital investment in the Company's operating subsidiary, Aloak Inc.

NRDepot, one of Mr. Ross's retail video operations, continues to be an important customer of Aloak and we look forward to continued expansion of that business and our relationship with Mr. Ross going forward.

Clyde Beattie, CEO of Aloak Corp. has assumed direct responsibility for management of the Company's subsidiaries, Aloak Inc. and ISMG Inc. and we look forward to continuing to build on recent operational and marketing progress.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

FOR IMMEDIATE RELEASE

ALOAK CORP.

FILE No. 82-4221

Aloak Announces the Termination of Agreements With Jack Ross

London ON – September 27, 2002 - Aloak Corp. ("Aloak") announces today that for reasons unrelated to Aloak's business, Mr. Jack Ross, a Director of Aloak, is unable to complete the agreement, announced on July 11, 2002, to provide management services as President and Chief Operating Officer and the capital investment in the Company's operating subsidiary, Aloak Inc.

NRDepot, one of Mr. Ross's retail video operations, continues to be an important customer of Aloak and we look forward to continued expansion of that business and our relationship with Mr. Ross going forward.

Clyde Beattie, CEO of Aloak Corp. has assumed direct responsibility for management of the Company's subsidiaries, Aloak Inc. and ISMG Inc. and we look forward to continuing to build on recent operational and marketing progress.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca
